                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                           FOR THE MONTH OF JULY 2001


                                A.C.L.N. LIMITED
                 (Translation of registrant's name into English)


                              MECHELSE STEENWEG 166
                             B-2018 ANTWERP, BELGIUM
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                  FORM 20-F [X]   FORM 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                  YES [ ]   NO [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(B): Not Applicable

         Annexed is a copy of the Notice of Annual General Meeting of Shareholders and Proxy Statement, dated June 28, 2001, in connection with the annual general meeting of the shareholders of A.C.L.N. Limited, scheduled to occur on July 23, 2001.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           A.C.L.N. LIMITED


Date: July 3, 2001                         By:
                                              ----------------------------------
                                              Name: Joseph J.H. Bisschops
                                              Title: Chairman of the Board

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                         DESCRIPTION OF EXHIBIT
-------                        ----------------------

99.1 Notice of Annual General Meeting of Shareholders of A.C.L.N. Limited and Proxy Statement, dated June 28, 2001